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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ X ]    MERGER

         [   ]    LIQUIDATION

         [   ]    ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]    ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
                  (Note:  Business Development Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         GENERAL AMERICAN CAPITAL COMPANY

3.       Securities and Exchange Commission File No: 811-04900

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ X ]    Initial Application                [   ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         700 Market Street
         St. Louis, Missouri 63101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Christopher A. Martin, Esquire
         MetLife Advisers, LLC
         501 Boylston Street
         Boston, MA  02116
         (617) 578-3057

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

         MetLife Advisers, LLC
         501 Boylston Street
         Boston, Massachusetts 02116
         (617) 578-3057


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         State Street Bank and Trust Company
         225 Franklin Street
         Boston, Massachusetts 02110
         (617) 786-3000

         Conning Asset Management Company
         185 Asylum Street
         Hartford, Connecticut 06103
         (860) 520-1571

         State Street Research & Management Company
         One Financial Center
         Boston, Massachusetts 02111
         (617) 357-1200

8.       Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [ X ]   Open-end      [   ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

         Conning Asset Management Company
         185 Asylum Street
         Hartford, Connecticut 06103
         (860) 520-1571

         State Street Research & Management Company
         One Financial Center
         Boston, Massachusetts 02111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The fund did not have a principal underwriter.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):     Not applicable

         (b) Trustee's name(s) and address(es):       Not applicable


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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ X ]  Yes       [   ]  No

         If Yes, for each UIT state:
                  Name(s):
                  File No.:
                  Business Address:

                  General American Life Insurance Company Separate Account Two File Number: 811-02162
                  700 Market Street, St. Louis, Missouri 63701

                  General American Life Insurance Company Separate Account
                   Eleven
                  File Number: 811-04901
                  700 Market Street, St. Louis, Missouri 63701

                  Security Equity Life Insurance Company Separate Account 13 File Number: 811-8938
                  One Madison Avenue, New York, New York 10010

                  MetLife Investors Variable Annuity Separate Account One File Number: 811-05200
                  22 Corporate Plaza Drive, Newport Beach, California 92660

                  MetLife Investors Variable Annuity Separate Account Five File Number: 811-07060
                  22 Corporate Plaza Drive, Newport Beach, California 92660

                  MetLife Investors Variable Life Separate Account One
                  File Number: 811-07971
                  22 Corporate Plaza Drive, Newport Beach, California 92660

                  MetLife Investors Variable Life Separate Account Five File Number: 811-08433
                  22 Corporate Plaza Drive, Newport Beach, California 92660

                  First MetLife Investors Variable Annuity Separate Account One File Number: 811-08306
                  22 Corporate Plaza Drive, Newport Beach, California 92660

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]  Yes        [   ]  No

                  If Yes, state the date on which the board vote took place:

                  February 13, 2003

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]   Yes       [   ]   No


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                  If Yes, state the date on which the shareholder vote took
                  place:

                  April 25, 2003

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]   Yes       [   ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  April 28, 2003

         (b)      Were the distributions made on the basis of net assets?

                  [ X ]   Yes       [   ]    No

         (c) Were the distributions made pro rata based on share ownership?

                  [ X ]   Yes       [   ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
                  Not applicable.

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind? Not applicable.

                  [   ]   Yes      [   ]   No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?     Not Applicable

         [   ]   Yes      [   ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ X ]   Yes      [   ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]   Yes     [ X ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


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III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [   ]   Yes     [ X ]   No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


         (b)      Why has the fund retained the remaining assets?


         (c)      Will the remaining assets be invested in securities?

                  [   ]   Yes     [   ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ]   Yes     [ X ]   No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: Approximately $335,000.

                  (ii)     Accounting expenses: N/A.

                  (iii)    Other expenses (list and identify separately):

                           Printing, Postage, and Proxy Services:
                           Approximately $325,000.

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           Approximately $660,000.

         (b)      How were those expenses allocated? See Item 22(c) below.

         (c)      Who paid those expenses?

                  MetLife Advisers, LLC and its affiliates, including General American Life Insurance Company, paid all costs and expenses of the merger incurred by the Fund and the acquiring funds (Metropolitan Series Fund, Inc. and New England Zenith Fund (collectively, the "Acquiring Funds")), except that (i) the Fund or the Acquiring Funds, as applicable, paid portfolio transaction costs, if any, incurred by the Fund or the Acquiring Funds in connection with the purchase or sale of portfolio securities that are permitted investments of the Fund or the Acquiring Funds, as the case may be, and (ii) the


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                  Acquiring Funds paid all governmental fees required in
                  connection with the registration or qualification of the shares issued to shareholders of the Fund in connection with the merger under applicable state and federal laws.

         (d)      How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]   Yes     [ X ]   No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]   Yes     [ X ]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]   Yes     [ X ]   No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  The following Portfolios of Metropolitan Series Fund, Inc. are successors to the respective series of the Fund:

                          THE FUND                     METROPOLITAN SERIES FUND
                          --------                     ------------------------
                          Bond Index Fund              Lehman Brothers Aggregate Bond Index Portfolio
                          Managed Equity Fund          State Street Research Large Cap Value Portfolio
                          Mid-Cap Equity Fund          State Street Research Aggressive Growth Portfolio
                          Small-Cap Equity Fund        State Street Research Aurora Portfolio
                          S&P 500 Index Fund           MetLife Stock Index Portfolio
                          International Index Fund     Morgan Stanley EAFE Index Portfolio
                          Asset Allocation Fund        State Street Research Diversified Portfolio

                  The Fund's Money Market Fund merged into the State Street Research Money Market Series of the New England Zenith Fund which then merged into the State Street Research Money Market Portfolio of the Metropolitan Series Fund, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  Metropolitan Series Fund, Inc.: Investment Company Act Registration No. 811-03618 New England Zenith Fund:
                  Investment Company Act Registration No. 811-03728

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


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                  The Agreement and Plan of Reorganization for the Fund's
                  Money Market Fund was included as Appendix A to proxy statement on Form N-14 filed by New England Zenith Fund (File No. 811-03728; Accession No. 0000950109-03-000631)
                  on February 19, 2003.

                  A form of Agreement and Plan of Reorganization for all of the Fund's series except the Money Market Fund was included as Appendix A to proxy statement on Form N-14 filed by Metropolitan Series Fund (File No. 811-03618; Accession No. 0000950109-03-000638) on February 19, 2003.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.






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                                VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of General American Capital Company, (ii) he is the President of General American Capital Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                            /s/ William Slater
                                            -----------------------------------
                                            William Slater
                                            President








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